Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Dollar General Corporation for the registration of its Common Stock, Preferred Stock, Debt Securities, Depositary Shares, Warrants, Stock Purchase Contracts, Units and Guarantees of Debt Securities and to the incorporation by reference therein of our report dated March 22, 2012, with respect to the consolidated financial statements of Dollar General Corporation included in its Annual Report (Form 10-K) for the year ended February 3, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

June 27, 2012